

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 22, 2008

VIA US MAIL AND FAX (703) 434-8457
Mr. Michael T. Sicoli
Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, VA 20170

> **RE:** **RCN Corporation**
> **Form 10-K for the year ended December 31, 2007, as Amended**
> **Filed March 11, 2008**
> **File No. 1-16805**

Dear Mr. Sicoli:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26
Key Financial and Statistical Measures, page 29

1. In your future filings, discuss and analyze management's expectations regarding how the key performance indicators identified in the MD&A and any other material trends and uncertainties of which management is aware, including, for example, the increased

competition in from incumbent telephone companies and wireless providers, which may provide alternative solutions for your customers, could affect the company's performance in the future.

Liquidity and Capital Resources, page 34

2. In your future filings, provide a discussion regarding your sources of cash to meet your short- and long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond. If so, then state the length of time for which the existing funds will be sufficient.

3. In a similar fashion, discuss your expected capital expenditures for the then current fiscal year as you continue to implement your business strategy.

Letters of Credit, page 36

4. We note that you have approximately $47.0 million of letters of credit as of December 31, 2007 relating to workmen's compensation and employee liability insurance policies, real estate lease obligations, right of way obligations and license and permit obligations to government agencies. With respect to your workmen's compensation and employee liability insurance policies, it appears that you may be self-insured. If so, tell us how you account for such self-insurance programs and provide us with a detailed analysis of your application of such literature. Revise your disclosures accordingly.

Part III

Item 11. Executive Compensation

Compensation Discussion and Analysis

Components of Executive Compensation, Proxy Statement page 15

5. In your future filings, please quantify the strategic operating objectives set by the Board in order for an executive officer to receive any payment under the company's bonus plan. You should discuss the specific levels of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b).

6. We note your statements throughout the compensation discussion and analysis that you seek to offer long-term compensation having a "potential realizable value" at or above the average fair value of the equity compensation paid to executives at comparable companies. In your future filings, please disclose the formula used to calculate the

potential realizable value of the equity compensation to be granted to the named executive officers.

7.   We note that the value of your 2008 grants of stock options and performance-based restricted stock units was established as a function of a multiple of the named executive officer's base salary. In your future filings, for each named executive officer, please disclose the multiple used and discuss how the compensation committee arrived at each multiple.

Summary Compensation Table, Proxy Statement page 20
Grants of Plan-Based Awards Table, Proxy Statement page 22

8.   We note that the annual cash bonuses paid to the named executive officers under the company's 2007 Short-Term Incentive Plan are reported under the Bonus column of the Summary Compensation Table. We note your disclosure on page 15 that your annual short-term cash bonuses are "intended to reward the [n]amed [e]xecutive [o]fficers for performance during the year" and that bonuses are paid "upon the achievement by the [c]ompany of objectives determined by the Board of Directors at the beginning of the year." In your future filings, please revise your presentation to disclose payments made under your short-term incentive plans in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Also, revise the supplemental Grants of Plan-Based Awards Table to disclose the information required with respect to awards under non-equity incentive plans. See Items 402(c)(2)(vii) and 402(d)(2)(iii) of Regulation S-K, and Release No. 33-8237A (August 29, 2006).

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

9.   We note that the identification of each of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In your future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Signatures, page S-1

10. In your future filings, identify the person signing the Form 10-K as your principal accounting officer or controller. See General Instruction D to Form 10-K.

Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2007

13. Income Taxes, page F-24

11. Please refer to your reconciliation of the federal income tax benefit at the statutory rate to the reported total (benefit) provision for income taxes. Tell us why the valuation allowance difference increased from $2.6 million in 2006 to $44.9 million in 2007. Additionally, tell us your consideration of paragraph 26 of SFAS 109 in determining the allocation of the effect of a change in the valuation allowance.

15. Commitments and Contingencies, page page F-25
City of Chicago Franchise Fee, page F-26

12. We note your statement that the final disposition of the subject case is not expected to have a material adverse effect on your consolidated financial position but could possibly be material to your consolidated results of operations or cash flows in any one period. It is unclear from your statement whether you have accrued a loss contingency as of the balance sheet date. Tell us your consideration of SFAS 5 in determining whether an accrual or disclosure is required with respect to any loss exposure arising from the subject case. If there is a reasonable possibility that a loss may have been incurred, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 550-3365 or Kyle Moffatt, Accountant Branch Chief at (202) 550-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jorge Rivera, Staff Attorney, at (202) 551-3786 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director